May 15, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-9303

Attn.:  Mr. John Reynolds, Assistant Director
Office of Beverages, Apparel and Mining

Re:         Eastside Distilling, Inc.

Registration Statement on Form S-1

Filed February 1, 2017

File No. 333-215848

Dear Mr. Reynolds:

On behalf of Eastside Distilling, Inc. (the “Company”), we submit this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing, received by the Company by letter dated February 13, 2017. In this letter, we have recited the comments of the Staff set forth in the February 13, 2017 letter in italicized type, and followed each comment with the Company’s response. On May 15, 2017, the Company filed with the Commission an Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) and is supplementally providing, for the Staff’s review, a version of the Registration Statement marked to show changes from the Registration Statement on Form S-1 filed with the Commission on February 1, 2017. All page numbers refer to the Registration Statement filed simultaneously herewith.

Staff Comment No. 1:

Please provide an updated discussion of your liquidity needs, as it appears your disclosure in the fourth paragraph of this section refers to the December 31, 2016 fiscal year. Refer to Instruction 5 of Item 303(a) of Regulation S-K and Section IV in Securities Act Release No. 33-8350 for guidance.

Company Response No. 1:

The Company has revised the Liquidity and Capital Resources Section of the Registration Statement beginning on page 31 to update the discussion of the Company’s liquidity needs.

Staff Comment No. 2:

Please update your executive compensation disclosure to include the information for your recently completed fiscal year. Refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05 for guidance.

Company Response No. 2:

The Company has revised the executive compensation disclosure beginning on page 54 of the Registration Statement to include the information for its recently completed fiscal year.

* * * * *

Please direct all correspondence, notices and orders issued with respect to this matter to the undersigned. If you would like to discuss this matter by telephone, my direct line is (206) 676-7118.

Sincerely,

Summit Law Group, PLLC

a professional limited liability company

/s/ Andrew W. Shawber

Andrew W. Shawber

cc: Grover Wickersham (Eastside Distilling, Inc.)